UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission file number: 001-39360

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

Floor 4, Building 1, No. 311, Yanxin Road

Huishan District, Wuxi

Jiangsu Province, PRC 214000

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On March 17, 2025, Skillful Craftsman Network Technology (WUXI) Co. Ltd. (“Craftsman Network” or “WOFE”), a wholly owned subsidiary of Skillful Craftsman Education Technology Limited (the “Company”) entered into a Termination Agreement for VIE Agreements (“Termination Agreement”) with Wuxi Kingway Technology Co., Ltd., which was a variable interest entity (“VIE” or “Wuxi Kingway”) of the Company, Gao Xiaofeng and Hua Lugang, who are the shareholders of the VIE to terminate the VIE Agreements, namely, the Exclusive Business Cooperation Agreement, the Exclusive Purchasing Right Agreement, the Equity Interest Pledge Agreement and the Authorization Agreement among the parties dated on July 17, 2019. Upon the termination of the VIE Agreements, the Company and WOFE will no longer control the VIE and its subsidiaries and their business operations. The Company and WOFE are conducting their business primarily through Shenzhen Qianhai Jisen Information Technology Ltd., a wholly owned subsidiary of Craftsman Network in China.

On March 17, 2025, Craftsman Network also entered into an Equity Interest Pledge Release Agreement (“Release Agreement”) with Wuxi Kingway, Gao Xiaofeng and Hua Lugang to release the pledged equity interest of the VIE upon the termination of VIE Agreements. In addition, Craftsman Network and Wuxi Kingway entered into a Loan Repayment Agreement on March 17, 2025, pursuant to which Wuxi Kingway agreed to repay the loan of RMB10.7 million (approximately $1.45 million) to Craftsman Network by June 30, 2026. The parties agreed that RMB 5 million plus interest of RMB 535,000 shall be paid by June 30, 2025 and the remaining RMB 5.7 million plus interest of RMB285,000 shall be paid by June 30, 2026.

The foregoing summary of the terms of the Termination Agreement and Release Agreement are subject to, and qualified in its entirety by, the Termination Agreement and Release, copies of which are attached hereto as Exhibit 10.1 and 10.2 and are incorporated by reference herein.

2

Exhibit Index

Exhibit No.	Description
10.1	Termination Agreement for VIE Agreements dated March 17, 2025
10.2	Equity Interest Pledge Release Agreement dated March 17, 2025

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED
(Registrant)

By:	/s/ Bin Fu
Name:	Bin Fu
Title:	Chief Executive Officer

Date: March 19, 2025

4